CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
July 13, 2009
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/Nasdaq Media Release	13 July 2009
Pharmaxis to Voluntarily De-List from Nasdaq
Pharmaxis (ASX: PXS, Nasdaq: PXSL) today announced a decision to voluntarily de-list from the Nasdaq Global Market (“Nasdaq”).
Pharmaxis has recently completed a review of the demand from existing and potential international investors for the secondary listing of its American Depositary Shares (“ADS’s”) on Nasdaq and the volume of Pharmaxis ADS trading in the secondary Nasdaq market. The review concluded that the benefits of the Nasdaq listing could no longer justify the related ongoing costs.
Pharmaxis will file a Form 25 with the SEC on 23 July 2009 to commence the Nasdaq delisting process. It is expected that the de-listing will take effect at the close of trading of Nasdaq on 3 August 2009. Pharmaxis will then file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate its registration and to suspend its reporting obligations under the Securities Exchange Act of 1934.
The Company’s primary listing on the Australian Securities Exchange will continue without change. While the Company’s securities will not be listed on any exchange in the United States after the deregistration process is complete, Pharmaxis intends to retain its Level 1 ADS program. Pharmaxis ADS will therefore continue to trade in the U.S. “over the counter” market. There are no costs associated with retaining the Level 1 ADS program.
All ADS holders will shortly receive a formal notice advising them of the change in the program and providing instructions on how to proceed. The anticipated timetable for the de-listing from NASDAQ and downgrade of the ADS program is set out as follows (New York time):
3 August 2009 — Termination of NASDAQ listing and change of ADS program
3 August 2009 — Registration with the SEC suspended
21 October 2009 — Deregistration with the SEC effective
#ends#
SOURCE: Pharmaxis Ltd, Sydney, Australia
CONTACT: David McGarvey — Chief Financial Officer
Ph: +61 2 9454 7200 or email david.mcgarvey@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Felicity Moffatt, phone +61 418 677 701 or email felicity.moffatt@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: July 13, 2009	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer